NAME OF REGISTRANT: FirstEnergy Corp.
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Item No. 6 on FIRSTENERGY’s 2015 Proxy Statement:
ADOPTION of CARBON REDUCTION TARGET

FirstEnergy, Symbol: FE
Filed by: As You Sow

SHAREHOLDERS URGE A YES VOTE ON ITEM 6 IN FAVOR OF FIRSTENERGY ADOPTING A CARBON REDUCTION GOAL.
FirstEnergy is a large, coal intense utility serving several Mid-Atlantic states. The Company’s financial performance has been poor, and the Company’s response to its financial situation has been a series of political and legal actions to stymie renewable energy and energy efficiency development, which it seems to perceive as a threat, while pursuing coal investments, which it seems to see as an opportunity. Unfortunately this strategy is out of touch with U.S. power sector market fundamentals, which are rapidly decarbonizing. Not only are FirstEnergy’s management decisions likely to escalate the company’s own carbon risk and further weaken its financial position, but the actions have set back climate policy in Ohio, and negatively affected the Company’s stakeholders, customers, and shareholders.

RESOLVED: Shareholders request that FirstEnergy create specific, transparent, quantitative, time bound carbon dioxide reduction goals to decrease the company’s corporate carbon dioxide emissions, and report by September 2015, on its plans to meet the carbon reduction goals the company adopts.

RATIONAL FOR A YES VOTE
A.	FirstEnergy’s political activity eliminated key drivers of its carbon reductions.
FirstEnergy is a high impact company; it is the nation’s ninth largest power producer, and creates the sixth largest amount of carbon dioxide emissions of US electric power producers. 1 FirstEnergy also uses the third most coal in the United States, and owns six of the nation’s most polluting power plants.2

1 Size and emissions rankings: NRDC. Benchmarking Air Emissions: Of the 100 Largest Electric Power producers in the United States. (May 2014). http://www.nrdc.org/air/pollution/benchmarking/files/benchmarking-2014.pdf
2 Environment America. America’s Dirtiest Power Plants; Polluters on a Global Scale (2014) http://www.environmentamericacenter.org/sites/environment/files/reports/EA_Dirtiest_power_plants_scrn_0.pdf

According to the carbon chart in its sustainability report, the company’s reductions began declining in in approximately 2008 when Ohio passed its renewable portfolio standard (RPS).3 The RPS required Ohio utilities to procure 25% of their power from alternative and renewable energy sources by 2024, and to reduce power consumption 22% using energy efficiency by 2024.4  However, in the spring of 2014, FirstEnergy was aggressively advocated for Ohio Senate Bill 3105, a law that froze Ohio’s state renewable energy and energy efficiency procurement requirements for two years.6 Then in August 2014, FirstEnergy sought permission from Ohio to keep aged coal plants open and reopen others, passing the escalating costs from those plants on to customers. 7  In the fall of 2014, regulators approved FirstEnergy’s voluntary request to eliminate the vast majority of its own energy efficiency programs, a request not made by other Ohio utilities. 8 Also in 2014, FirstEnergy filed a complaint against PJM, the Mid-Atlantic regional transmission organization, at the Federal Energy Regulatory Commission (FERC)9. If FirstEnergy prevails, the decision will have the effect of keeping all utilities in the PJM territory (which includes all or part of twelve states)10 from being compensated for energy efficiency savings.11  Consequently, FirstEnergy has led a destructive public campaign to eliminate laws that played a large role in regional carbon reduction, and indeed, were significant to the company’s own carbon reductions.

3 FirstEnergy Sustainability Report (2015 Update) p.24
4 NCLS. “State Renewable Portfolio Standards & Goals” Durkay 2/2015. http://www.ncsl.org/research/energy/renewable-portfolio-standards.aspx, ACEEE. “State Efficiency Resource Standards (EERE) Activity” 2010 http://aceee.org/files/pdf/State%20EERS%20Summary%20Aug%202010.pdf
5 John Funk, “Ohio renewable energy and energy efficiency mandates under attack”, stating: “...FirstEnergy has been circulating a form letter to commercial and industrial customers urging them to lobby lawmakers to amend the efficiency rules.”, March 28, 2014, Cleveland.com. http://www.cleveland.com/business/index.ssf/2014/03/ohio_renewable_energy_and_ener.html
See also: John Funk, “Trying to reduce your electric bill? Don't look to FirstEnergy for help”, stating: “Those changes in state efficiency standards were contained in Senate Bill 310, which FirstEnergy had lobbied lawmakers hard last spring to approve.”, Nov 20, 2014, Cleveland.com. http://www.cleveland.com/business/index.ssf/2014/11/the_puco_votes_today_on_firste.html
See also: Tom Sanzillo, “FirstEnergy: A Major Utility Seeks A Subsidized Turnaround.”, p. 30-33.
6 Steven Mufson & Tom Hamburger, “Ohio governor signs bill freezing renewable-energy standards”, stating: “The Ohio Chamber of Commerce, the utility First Energy and the American Legislative Exchange Council pushed to roll back the standards.”, June 13, 2014, the Washington Post. http://www.washingtonpost.com/business/economy/ohio-governor-signs-bill-freezing-renewable-energy-standards/2014/06/13/730d8b44-f33b-11e3-9ebc-2ee6f81ed217_story.html
7 John Funk, “FirstEnergy proposes new rate plan to have consumers guarantee sales for two Ohio power plants”, August 04, 2014, Cleveland.com. http://www.cleveland.com/business/index.ssf/2014/08/firstenergy_proposes_new_rate.html#incart_river
See also: FirstEnergy, “FirstEnergy Ohio Utilities Announce Powering Ohio's Progress, a Long-Term Electric Rate Stability Plan”, August 4, 2014, FirstEnergycorp.com. https://www.firstenergycorp.com/content/fecorp/newsroom/news_releases/firstenergy-ohio-utilities-announce-powering-ohio-s-progress--a-.html. Power plant data see note 3.
See also: Tom Sanzillo, “FirstEnergy: A Major Utility Seeks A Subsidized Turnaround.”, p. 27-29.
8 John Funk, “PUCO approves FirstEnergy's request to suspend popular energy efficiency programs”, November 21, 2014. http://www.cleveland.com/business/index.ssf/2014/11/puco_approves_firstenergys_req.html
See also: John Funk, “Energy efficiency programs will end for FirstEnergy customers”, September 25, 2014, Cleveland.com. http://www.cleveland.com/business/index.ssf/2014/09/energy_efficiency_programs_wil.html
9 FirstEnergy v. PJM, http://elibrary.ferc.gov/idmws/file_list.asp?document_id=14219331
10 PJM, Territory Served. http://www.pjm.com/about-pjm/who-we-are/territory-served.aspx
11 Robert Walton, “The biggest threat to demand response? It may not be the Order 745 ruling”, October 21, 2014, Utility Dive. http://www.utilitydive.com/news/the-biggest-threat-to-demand-response-it-may-not-be-the-order-745-ruling/323998/
See also: Jeff St. John, “The Fate of Demand Response: How a Legal Challenge Could Dramatically Change the Industry”, GreentechGrid. http://www.greentechmedia.com/articles/featured/ferc-order-745-the-supreme-court-and-the-future-of-demand-response#disqus_thread
See also: Tom Sanzillo, “FirstEnergy: A Major Utility Seeks A Subsidized Turnaround.”, p.34. http://www.ieefa.org/wp-content/uploads/2014/10/First-Energy_-A-Major-Utility-Seeks-a-Subsidized-Turnaround-OCT20141.pdf

Given FirstEnergy’s actions, it seems likely that the company’s emissions will rise in coming years unless the state RPS is reinstated, the Company’s energy efficiency programs are restored, and the company stops pursuing coal power. A carbon reduction target will not bring Ohio’s RPS back, but it will incentivize FirstEnergy to cease undermining renewable energy and energy efficiency in its region, it will discourage ongoing coal investment, and it will encourage the company to reduce its carbon emissions.

B.	CARBON REDUCTION RESULTS IN IMPROVED FINANCIAL PERFORMANCE; FIRSTENERGY’S CURRENT FINANCIAL PERFORMANCE IS POOR.
Another issue at FirstEnergy is that shareholder value is poor and declining.12 The Company’s financial indicators are troubling, with rising debt levels and interest outpacing operating income.13 FirstEnergy’s net margins have also fallen dramatically as the coal-intense Company is punished by low natural gas prices.14 FirstEnergy was recently devalued by Morningstar, where other analysts have described the Company’s performance as “disastrous”, “lackluster” and “exceptionally weak”.15 FirstEnergy may find relief in carbon management, as research demonstrates that climate management and carbon reduction yields financial value. When corporations track, manage, and reduce climate impacts, various financial indicators improve. Benefits can include enhanced return on equity, stronger dividends, lower earnings volatility, reduced emissions, and minimized regulatory risk.16 Other carbon management business benefits include fuel price certainty, responsiveness to customer demand for low carbon solutions, maintaining competitiveness, reduced overhead, improved leadership and branding.17 A third analysis confirms that “firms with stronger ESG policies also enjoy increased efficiency and higher valuations than their peers.”18

Thus a carbon reduction target that encourages FirstEnergy to make low carbon investments could not only benefit financial performance. Such a target could also help improve the company’s renewable energy and energy efficiency standing compared to peers; FirstEnergy is near the bottom on both renewable energy sales (ranked 25th lowest of 32) and energy efficiency savings (ranked 23rd lowest of 32). (It is worth noting this data is from 2012 when Ohio’s RPS and energy efficiency laws were in place.)19

12 Appendix A, citing Google Finance stock data for FirstEnergy between January and April 2015.
13 See Appendix B Citing Wiki-Invest FirstEnergy April 17, 2015 Metrics. For debt analysis: Market Realist. “Investors should be cautious of FirstEnergy’s rising debt levels” Phillips December 11, 2014. http://marketrealist.com/2014/12/investors-cautious-first-energys-rising-debt-levels/
14 See Appendix B Citing Wiki-Invest FirstEnergy April 17, 2015 Metrics. See also: Market Realist. “Why FirstEnergy’s Generation Costs are Higher” Phillips December 11, 2014. http://marketrealist.com/2014/12/first-energys-generation-costs-higher/
15 Morningstar. “Valuation comes down after revising midcycle power and gas prices.” Fishman, April 1, 2015. http://analysisreport.morningstar.com/stock/research?t=FE&region=usa&culture=en-US&productcode=MLE. See: MarketRealist.  “First Energy’s recent earnings report shows disastrous year”. Phillips, December 11, 2014. http://marketrealist.com/2014/12/first-energys-recent-earnings-report-shows-disastrous-year/. See: Seeking Alpha. “Sell FirstEnergy After Dividend Cut”. Jan 2014. http://seekingalpha.com/article/1958731-sell-firstenergy-after-dividend-cut; RTO Insider. “FirstEnergy Exec Alexander Retiring as Company Posts Q4 Loss” Brooks, February 23, 2015. http://www.rtoinsider.com/firstenergy-alexander-q4-13262/
16 CDP. S&P500 Leaders Report, 2014; note that because utility return on equity is capped by regulation, the ROE trend does not always follow in the power sector. https://www.cdp.net/CDPResults/CDP-SP500-leaders-report-2014.pdf
17 Ceres. Power Forward 2.0. 2014 http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
18 Gillan, Hartzell, Koch, Starks. “Firms’ Environment, Social and Governance Choices, Performance, and Managerial Motivation” 2010 http://business.pitt.edu/katz/sites/default/files/koch3.pdf
19 Ceres. “Benchmarking UtIlIty Clean Energy Deployment 2014” p.18 for renewable sales; p. 20 for energy efficiency savings. http://www.ceres.org/resources/reports/benchmarking-utility-clean-energy-deployment-2014.

C.	OTHER MAJOR POWER PRODUCERS HAVE ADOPTED GHG TARGETS
Adopting a carbon reduction target is also a way FirstEnergy can catch up to peers on carbon management. GHG reduction targets are well established in the power sector. Companies including AEP, Exelon, Duke, Con Edison, NextEra Energy, PSEG, Idaho Power, WGL Holdings (gas) previously or currently have adopted quantitative, time bound goals for emission reductions.20 NRG, another of the largest power producers with a large coal fleet, took a bold step announcing a goal of 90% carbon reductions by 2050.21 Most GHG targets are independent of state-mandated resource planning, and extend beyond these processes, demonstrating that aspirational carbon reduction goals can be set separately from regulated resource planning processes.

CONCLUSION
Though FirstEnergy has put significant resources into resisting renewable energy and energy efficiency, it is not a profitable way forward. FirstEnergy’s disappointing financials could be improved were the company to redirect investments away from costly, risky coal plants, and towards low carbon solutions. Investors request that FirstEnergy adopt a carbon reduction goal and publish a plan to achieve the goal. Doing so will help FirstEnergy join its customers, peers, and shareholders in the low carbon economy.

20 WGL: http://wglholdings.com/releasedetail.cfm?ReleaseID=629266; Exelon: http://www.exeloncorp.com/environment/strategy/overview.aspx;  Duke: http://sustainabilityreport.duke-energy.com/our-sustainability-plan-and-goals/our-sustainability-plan-and-goals/ ; AEP: https://www.aep.com/newsroom/newsreleases/?id=1077; Con Edison http://www.conedison.com/ehs/2013-sustainability-report/2a-environmental.html ; NextEra http://www.nexteraenergyresources.com/who/climate.shtml; PSEG https://www.pseg.com/info/media/newsreleases/2009/2009-07-23.jsp; Idaho Power https://www.idahopower.com/pdfs/AboutUs/sustainability/corporateDisclosure/Emissions/InitiativestoReduceGhGEmissions.pdf
21 NYT. “NRG Seeks to Cut 90% of Its Carbon Emissions“ http://www.nytimes.com/2014/11/21/business/energy-environment/nrg-sets-goals-to-cut-carbon-emissions.html?_r=0

Appendix A

Appendix B

Wiki-Invest FirstEnergy Data from April 17, 2015
http://www.wikinvest.com/stock/FirstEnergy_(FE)/Data/Key_Metrics